DIANE D. DALMY
ATTORNEY AT LAW
8965 W. CORNELL PLACE
LAKEWOOD, COLORADO 80227
303.985.9324 (telephone)
303.988.6954 (facsimile)
email: ddalmy@earthlink.net

October 25, 2010

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Effie Simpson
          Staff Attorney

          Linda Cvrkel
          Branch Chief

Re:    Kurrant Mobile Catering, Inc.
          Form 10-K for Year Ended November 30, 2009
          File No. 0-53011

To Whom It May Concern:

On behalf of Kurrant Mobile Catering, Inc., a Colorado corporation (the “Company”), this letter is to confirm receipt of the letter from the Securities and Exchange Commission letter dated September 29, 2010 (the “SEC Letter”). Based upon our telephone conference call, we will be responding to the comments in the SEC Letter and filing the Company’s amended Form 10-Q for the quarters ended February 28, 2010 and May 31, 2010 by the deadline provided as of Monday, November 1, 2010.

Sincerely,

Diane D. Dalmy